NWT Uranium Corp.
70 York Street
Suite 1102
Toronto, Ontario M5J 1S9
Canada.

April 30, 2010

Mr. James Giugliano
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance

Dear James Giugliano,

NWT Uranium Corp. acknowledges the receipt of the letter dated April 16th, 2010 on behalf of the United States Securities and Exchange Commission and will respond by May 31st, 2010.

Thank you,

Raphael Danon
Chief Financial Officer
NWT Uranium Corp.